May 8, 2014

Christina DiAngelo Fettig
Senior Staff Accountant
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bragg Capital Trust, File Nos. 333-85850 and 811-21073

Dear Ms. DiAngelo Fettig:

On March 4, 2014, you provided oral comments with respect to the Annual Report to Shareholders, for the period ended May 31, 2013 (the "Annual Report"), the Semi-Annual Report to Shareholders, for the period ended November 30, 2013 (the “Semi-Annual Report”), the Prospectus dated September 28, 2013 (the “Prospectus”) and the two Form 12b-25 filed on July 30, 2010 (the “Notices”), for the Queens Road Value Fund and Queens Road Small Cap Value Fund (the "Funds"), each a series of Bragg Capital Trust (the "Registrant").  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Annual Report

1.         Comment.  Please confirm that, going forward, the Registrant will add the disclosure required by Item 27(b)(7)(ii)(b) of Form N-1A that states “the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares” in the footnote to the Average Annual Total Return table for each Fund.

Response.  The Registrant so confirms.

2.         Comment.  In Note 6, the table regarding the tax character of distributions paid for the Queens Road Small Cap Value Fund shows return of capital for the fiscal year ended May 31, 2013. Item 13 of Form N-1A and Audit Guide Chapter 7 require that return of capital be presented separately in both the Financial Highlights and Statement of Changes in Net Assets, but neither table shows a return of capital for the fiscal year ended May 31, 2013.  Please confirm that, going forward, any return of capital will be reflected in the Financial Highlights and Statement of Changes in Net Assets.

May 8, 2014

Response.  The Registrant so confirms.

3.         Comment.  In “Proxy Voting”, going forward, please add the full statement required by Item 27(d)(5) of Form N-1A.  The section currently states that “information regarding how the Fund voted proxies during the most recent 12 month period, are available…” but should say “information regarding how the Fund voted proxies during the most recent 12 month period ended June 30, are available…”

Response.  The Registrant will include the full statement going forward.

4.         Comment. In “Trustee Information”, going forward, please include (i) the statement required by Item 27(b)(6) of Form N-1A that the SAI includes additional information about Fund directors and is available, without charge, upon request, and a toll-free (or collect) telephone number for shareholders to call to request the SAI and (ii) the address of each trustees as required by Item 27(b)(5) of Form N-1A.

Response. Going forward, the Registrant will include the statement required by Item 27(b)(6) and the address of each trustee.

5.         Comment. In Item 3 of Form N-CSR, the Registrants state that the reason that the board has determined that the Registrant does not have an audit committee financial expert is because no one on the board of trustees is deemed to be a financial expert. Please provide a more thorough explanation of the reason going forward. (like that board has sufficient knowledge etc.)

Response. The board did not identify a member of the audit committee that had all of the required technical attributes identified in instruction 2 (b) to item 3 of Form N-CSR to qualify as an “audit committee financial expert,” whether through the type of specialized education or experience required by that instruction.   At this time, the board believes the experience provided by each member of the audit committee collectively offers the fund adequate oversight by its audit committee given the fund’s level of financial complexity.   The board will from time to time reexamine such belief. Going forward, the Registrant will include a more thorough explanation.

6.         Comment. In Item 4 of Form N-CSR, Item 4(e)(2) requires that the Registrant disclose the percentage of services described for which pre-approval was waived. Please state the percentage as required going forward.

Response. Going forward, the Registrant will state the percentage shown in the manner required by Item 4(e)(2).

May 8, 2014

7.         Comment. The certifications for the Form N-CSR are dated July 26, 2013, but the audit opinion is dated July 30, 2013. Please consider going forward whether the PEO/PFO is comfortable signing the certifications before the audit is complete.

Response. Going forward, the PEO/PFO will consider signing the certifications after the audit is complete.

Semi-Annual Report

8.         Comment.  The disclosure regarding the approval of the advisory agreement does not provide enough detail regarding the board of trustees’ considerations, such as the materials reviewed. Please confirm that the disclosure will include more detail going forward.

Response.  The Registrant so confirms.

Prospectus

9.         Comment. The ticker symbols for the Funds are missing from the cover page of the Prospectus.

Response. The Registrant will file a 497(c) to add the missing ticker symbols for the Funds.

Notices

10.        Comment. In Part III, the Registrant states that additional time is needed by the auditor to complete their audit of the financial statements, but no letter from the auditor was filed as required by Rule 12b-25 of the Securities Exchange Act of 1934. Please confirm whether the Registrant received a letter from the auditor stating the specific reasons why the auditor was unable to complete their audit in time.

Response. To the Registrant’s knowledge, it did not receive such a letter from the auditor.

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The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

May 8, 2014

•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Tanya Goins at (202) 973-2722.

Sincerely,

/s/Tanya L. Goins, Esq.

Tanya L. Goins, Esq.